BresaGen

06016110

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Wednesday, 16 August 2006
SUBJECT:	ASX Announcement
PAGES (inc. cover)	14

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were released by the Australian Stock Exchange –

1. Form 604 – Notice of change of interests of substantial holder – CBio Limited, dated 14 August, 2006.
2. Form 603 – Notice of initial substantial holder – Hospira Holdings (SA) Pty Ltd, dated 14 August, 2006.

Yours sincerely
Irene Thompson

Irene Thompson

for
Trudy Fenton
Corporate Administrator

PROCESSED
AUG 1 8 2006
THOMSON
FINANCIAL

RECEIVED
2006 AUG 17 P 4:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dw 8/17

If there are any problems with this transmission, call 08 8234 2660

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	BresaGen Ltd
ACN/ARSN	ACN 0[illegible] 988 767

1. Details of substantial holder (1)

Name	CBio Limited
ACN/ARSN (if applicable)	ACN 094 730 417

There was a change in the interests of the substantial holder on	11/08/2006
The previous notice was given to the company on	18/07/2005
The previous notice was dated	18/07/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	55,472,994	39.9%	25,575,704	17.07%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
11/08/06	CBio Ltd	sale of sahres	14 cents per share	ord 29,897,290	29,897,290

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
CBio Ltd	CBio Ltd	CBio Ltd	Direct interest	Ord 25,575,704	25,575,704

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CBio ACN 094 730 417	85 Brandl Street,Eight Mile Plains QLD 4113, Australia

Signature

print name	Bryan Dulhunty	capacity	Company Secretary
sign here		date	14/08/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the *manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of* persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this *contract, scheme or arrangement; and*

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: BresaGen Limited

ACN/ARSN: 007 988 767

1. Details of substantial holder (1)

Name: Hospira Holdings (S.A.) Pty Ltd (*Hospira*) and Hospira, Inc. and subsidiaries

ACN / ARSN (if applicable): 121 147 019

The holder became a substantial holder on 11 August 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary (*Ord*)	29,897,290	29,897,290	19.95%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Hospira	Acquired under attached Share Purchase Agreement	29,897,290 Ord

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Hospira	CBio Limited (ACN 094 730 417)	Hospira	29,897,290 Ord

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Hospira	11 August 2006	$4,185,620.00	-	29,897,290 Ord

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer Annexure A	

Signature

print name	Mark Baker	Capacity	Director
sign here	[signature]	date	14/08/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form

(2) See the definition of "associate" in section 9 of the Corporations Act 2001

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations A

(4) The voting shares of a company constitute one class unless divided into separate classes

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies)

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired

ANNEXURE A

HOSPIRA HOLDINGS (S.A.) PTY LTD

ACN 121 147 019

THIS IS ANNEXURE A OF 1 PAGE REFERRED TO IN FORM 603 NOTICE OF INITIAL SUBSTANTIAL HOLDER.

NAME	ADDRESS
HOSPIRA HOLDINGS (S.A.) PTY LTD	LEVEL 27, AMP CENTRE, BRIDGE STREET, SYDNEY, NSW 2000
HOSPIRA INC AND SUBSIDIARIES	275N. FIELD DR. DEPT. NLEG, BLDG. H-1/4S LAKE FOREST, IL 60045-2579
CBIO LIMITED	BRISBANE TECHNOLOGY PARK, 85 BRANDL STREET, EIGHT MILE PLAINS, QLD 4113

Share Purchase Agreement

Hospira Holdings (S.A.) Pty Ltd

CBio Limited

BAKER & McKENZIE
Solicitors
Level 27, AMP Centre
50 Bridge Street
SYDNEY NSW 2000
Tel: (02) 9225-0200
Fax: (02) 9225-1595
Email: eddy.goldsmith@bakernet.com

Ref: [illegible]

Contents

85 Brandl Street
Eight Mile Plains
QLD 4113

Attention: Stephen Streeter
Facsimile No: 07 3841 8189

with a copy to:

Bryan Dellhunty

Facsimile No: 02 9440 5688

(b) If to Hospira:

Hospira, Inc.
275 N. Field Dr.
Dept. NLEG, Bldg. H-1/4S
Lake Forest, IL 60045-2579

Attention: Erin Quinlan Kraft
Facsimile No: + (224) 212-5262

with a copy to:

Baker & McKenzie
Level 27, AMP Centre
50 Bridge Street
Sydney NSW 2000
Australia

Attention: Ben McLaughlin
Facsimile No:+612-9225-1595

or to such other address or person as the particular party may specify by notice in writing to the others. All notices or communications will be deemed to have been duly given or made:

(c) three (3) days after being deposited in the mail with postage prepaid, or if sent to or from a place outside Australia, when received;

(d) when delivered by hand;

(e) if sent by facsimile transmission, on the day of transmission, except that if sent after close of business then on the next business day.

Counterparts

6.5 This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Governing law

6.6 This Agreement is governed and construed with reference to the laws of New South Wales, Australia and the parties submit to the jurisdiction of the courts of New South Wales, Australia.

Date 11 August 2006

Parties **Hospira Holdings (S.A.) Pty Ltd** (ACN 121 147 019) of Level 27, AMP Centre, 50 Bridge Street, Sydney NSW 2000 (***Hospira***)

CBio Limited (ABN 76 094 730 417) of 'Brisbane Technology Park', 85 Brandl Street, Eight Mile Plains, QLD 4113 (***CBio***)

Recitals

CBio agrees to sell and Hospira agrees to purchase the Sale Shares under the following terms and conditions (***Transaction***).

Operative provisions

1 Definitions and interpretations

Definitions

1.1 Unless the context otherwise requires:

Company means BresaGen Limited, ABN 60 007 988 767.

Completion means completion of the sale and purchase of the Sale Shares under this Agreement.

Completion Date means 11 August 2006, or any other date the parties agree in writing.

Dollar and ***$*** means the currency of the Commonwealth of Australia.

Sale Shares means 29,897,290 ordinary shares in the Company to be acquired by Hospira, together with all rights attaching to those shares as at Completion.

Share Purchase Price means A$4,185,620.60.

Third Party Interests means an interest in an asset which provides security for, or protects against default by, a person for the payment or satisfaction of a debt, obligation or liability including a mortgage, charge, bill of sale, pledge, deposit, lien, encumbrance, hypothecation, or arrangement for the retention of title, lease, licence, option, voting arrangement, easement, covenant, notation, restriction, interest under any agreement, interest under any trust, or other right, equity, entitlement or other interest of any nature held by a third party.

Interpretation

1.2 In this Agreement, unless the context otherwise requires:

(a) a reference to time is to Sydney time; and

(b) this Agreement must not be construed adversely to a party solely because that party was responsible for preparing it.

2 Sale and purchase

CBio agrees to sell and Hospira agrees to purchase the Sale Shares, free from all Third Party Interests, for the Share Purchase Price and in accordance with this Agreement.

3 Completion

Time and place of Completion

3.1 Completion must take place at Baker & McKenzie, Sydney at 10am on the Completion Date, or at such other place as the parties may agree.

Obligations of Hospira on Completion

3.2 On Completion Hospira must pay the Share Purchase Price to CBio, provided that CBio has complied with clause 3.3.

Obligation of CBio on Completion

3.3 At Completion CBio must deliver to Hospira a transfer of the Sale Shares in the form set out in Annexure 1 duly executed by the registered holder in favour of Hospira or its nominee together with shareholder reference number for the Sale Shares.

Exercise of rights of registered shareholder

3.4 From Completion, until the Sale Shares are registered in the name of Hospira, or Hospira's nominee, CBio:

(a) irrevocably appoints Hospira's nominee as sole proxy for CBio to attend members' meetings and exercise the votes attached to the Sale Shares;

(b) must not exercise the rights to vote the Sale Shares at those meetings; and

(c) must take all other actions in the capacity of registered holder of the Sale Shares as Hospira reasonably directs

4 Representations and warranties

CBio represents and warrants to Hospira that as at the date of this Agreement, and up to and including Completion:

(a) CBio is the legal and beneficial owner of the Sale Shares free from all Third Party Interests; and

(b) no third party approval (including but not limited to the approval of its shareholders) is required for CBio to enter into and to complete this Agreement.

5 Confidentiality and announcements

Provisions to remain confidential

5.1 Subject to clause 5.2 no party may, without the prior written consent of the other party, disclose the content or effect of this Agreement nor any related communication between the parties or between a party's advisors and the other party.

Permitted disclosures

5.2 A party may make disclosures:

(a) as required by law; and

(b) to those of its employees, officers, professional or financial advisers and bankers as the party reasonably thinks necessary to give effect to this Agreement but only on a strictly confidential basis.

Acknowledgement and warranty

5.3 Each party acknowledges and represents and warrants to the other that it will not as at the date of this Agreement be obliged to make an announcement to any stock exchange or other public announcement by reason of having entered into this Agreement.

6 General

Due authority

6.1 Each party undertakes and agrees with each other that it has all requisite corporate powers and authorities and has obtained all requisite approvals and consents to enter into and perform its obligations under this Agreement and any other agreement to be executed by the relevant party called for or contemplated by the terms of this Agreement.

Entire agreement

6.2 This Agreement represents the entire agreement between the parties in relation to the subject matter of this Agreement and supercedes any previous agreement whether written or oral in relation to the subject matter of this Agreement.

Waiver

6.3 No waiver by any party of any default in the strict and literal performance of or compliance with any provision, condition or requirements contained in this Agreement will be deemed to be a waiver of strict and literal performance of or compliance with any other provision, condition or requirement.

Notices

6.4 All notices and other communications provided for or permitted under this Agreement must be sent by prepaid post, hand delivery, or facsimile transmission as follows:

(a) **if to CBio:**

CBio Limited
Brisbane Technology Park

Partial invalidity

6.7 If any part of any provision of this Agreement is to any extent invalid or unenforceable that will not affect the validity or enforceability of the remainder of such provision or of any other provision of this Agreement

Variation

6.8 A variation of any term of this Agreement must be in writing and signed by the parties

Further assurances

6.9 Each party must do all things necessary to give full effect to this Agreement and the transactions contemplated by this Agreement

Costs

6.10 Each party must pay its own costs in respect of this Agreement and the documents contemplated by this Agreement except that Hospira must pay all stamp duty payable on this Agreement and the transfer of the Sale Shares

Execution

Executed as an agreement.

Signed by
Hospira Holdings (S.A.) Pty Ltd
by a duly appointed attorney in the presence of:

Elizabeth Muellemann	*[signature]*
Signature of witness	Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)
Elizabeth Muellemann	*Terrence C. Kearney*
Name of witness (please print)	Name of attorney (please print)

Signed by
CBio Limited
by a director and secretary/director:

Signature of director

Stephen Streeter
Name of director (please print)

Signature of secretary/director

[illegible]
Name of secretary/director (please print)

ASX.Online@asx.com.au
15/08/2006 01:33 PM

To: tfenton@bresagen.com.au, bryan.dulhunty@cosa.biz
cc:
Subject: BGN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 361546 as follows:
Release Time: 15-Aug-2006 14:03:31
ASX Code: BGN
File Name: 361546.pdf
Your Announcement Title: Initial Substantial Shareholder Notice

361546.pdf

Printed by Trudy Fenton